UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated April 8, 2016	3

2

Grifols, S.A. Avinguda de Ia Generalital152-158 08174 San!Cugaldel Valles Barcelona-ESPANA Tel. [34J 935 710 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Grifols, S.A. ("Grifols"), pursuant to the prov1s10ns of article 82 of the Spanish Securities Market Act (Ley 2411988, de 28 de julio, de Mercado de Valores) hereby informs of the following RELEVANT EVENT Grifols Worldwide Operations, Ltd. (lrlanda) ("GWWO") has signed the agreements to acquire a 49% stake in Interstate Blood Bank, Inc. ("IBBI"), a company based in Memphis, USA, and its affiliates, for the price of USD 1OOM (one hundred million dollars). GWWO has also entered into an option agreement to purchase the remaining 51% for the price of USD lOOM (one hundred million dollars) and has agreed to pay USD 10M (ten million dollars) to exercise the call option. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry. The closing of the transaction is expected to take place within a month, once clearance from the U.S. antitrust authorities has been granted. In Barcelona, on 8 April 2016 Nuria Martin Barnes Secretary to the Board of Directors eveRT. ---BS OISAS 18001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: April 8, 2016

4